SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


               International Telecommunication Data Systems, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   46047F 10 4
                                 (CUSIP Number)

                                  Mark Spitzer
                                440 Michigan Road
                              New Canaan, CT 06840
                                 (203) 966-9626
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                           Kenneth E. Adelsberg, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000

                                October 24, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box:

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

================================================================================
                   CUSIP No. 46047F 10 4 13D Page 2 of 4 Pages
================================================================================

 1       NAME OF REPORTING PERSON
         I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Mark D. Spitzer
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         N/A
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         N/A
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
  NUMBER OF                7        SOLE VOTING POWER
   SHARES                                954,435
BENEFICIALLY
  OWNED BY                 8        SHARED VOTING POWER
    EACH                                 0
   PERSON
    WITH                   9        SOLE DISPOSITIVE POWER
                                         954,435

                          10       SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              954,435
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

         11.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
================================================================================

CUSIP No.  46047F 10 4                 13D                   Page 3 of 4 Pages


Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of International Telecommunication Data Systems, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 225 High Ridge Road, Stamford, Connecticut 06905.

Item 2.  Identity and Background.

         This statement is being filed on behalf of the following filing person pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended.


         Mark D. Spitzer. Mr. Spitzer is not currently employed, and his residential address is 440 Michigan Road, New Canaan, Connecticut 06840. Mr. Spitzer is a citizen of the United States.

         Mr. Spitzer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Spitzer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         See Item 4.

Item 4. Purpose of Transaction.

         The purpose of the acquisition of securities of the Company is investment. Mr. Spitzer co-founded the Company; he currently holds 954,435 shares of Common Stock. Mr. Spitzer currently intends to sell all or part of the shares of Common Stock held by him, depending on market conditions and subject to his compliance with the applicable requirements under the United States securities laws. Notwithstanding the foregoing, Mr. Spitzer reserves the right to continue to hold, for an indefinite period, these shares of Common Stock. Mr. Spitzer has no other plans or proposals of the type described in Item 4.

Item 5. Interest in Securities of the Issuer.

         (a) As of the close of business on November 7, 1997, Mr. Spitzer beneficially owned 954,435 shares of Common Stock, representing approximately 11.2% of the outstanding shares of Common Stock.

CUSIP No.  46047F 10 4              13D                       Page 4 of 4 Pages


         (b) Mr. Spitzer has sole power to direct the vote and the disposition of the shares referenced in clause (a) above.

         (c) Mr. Spitzer has not effected any transactions in shares of Common Stock during the past 60 days; other than the sale of 1,000 shares of Common Stock at $25.00 per share on November 7, 1997.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

         N/A


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:   November 7, 1997                             /s/ MARK D. SPITZER
                                                     --------------------
                                                          Mark D. Spitzer